File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F  ☑     Form 40-F  ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes  ☐     No  ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .]

Monthly Sales Report- November 2006	3
Regulated Announcement for the month of November 2006	4 ~ 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of November 2006.
     Sales volume (NT$ : Thousand)

Time	Item	2006	2005	Changes	(%)
November	Invoice amount	2,186,861	2,115,180	+71,681	+3.39%
November	Net Sales	2,169,604	2,107,355	+62,249	+2.95%
     Funds lent to other parties (NT$ : Thousand) :

	Bal. As of	Bal. As of
	October, 2006 end	November, 2006 end	Limit of lending
MXIC	0	0	14,914,542
MXIC’s subsidiaries	0	0	6,321,001
     Endorsements and guarantees (NT$ : Thousand) :

	Limit of endorsement	November	Bal. As of period end
MXIC	14,914,542	0	1,900,398
MXIC’s subsidiaries	186,937	0	0
MXIC endorses for subsidiaries		0	1,900,398
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
			Sell		Buy
		Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	1,118,400
	Recognized Amount	—	—	—	—	—	—	—	2,413
4-2 Hedging purpose (for assets / liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2006
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of November 2006.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	October 31, 2006	November 30, 2006	Changes
Executive Director	Ding Hwa Hu	0	1,020,867	1,020,000	-867
Associate Vice President	C.D. Lin	0	1,107,123	1,037,123	-70,000
Associate Vice President	Paul Yeh	0	3,833,418	3,783,418	-50,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
October 31, 2006	October 31, 2006	November 30, 2006	November 30, 2006
1,487,784.7	14,877,847	1,487,784.7	14,877,847

MACRONIX INTERNATIONAL CO., LTD.
For the month of November 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of November 2006.
     The acquisition of assets :

		Trade Quantity	Purchase Price
Date	Description of assets	(Unit)	(Per Set)	Trade Amount)
2006/11/28	Machinery equipment	1 Batch	JPY$2,195,500,000	JPY$2,195,500,000
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: December 22, 2006	By:	/s/ Paul Yeh
Name: Paul Yeh Title: Associate Vice President of Finance Center